Exhibit 99.34

Formation Capital Corporation

Suite 1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

 Website:  formcap.com

Formation Announces $8 Million Financing

Vancouver, B.C., January 26, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the “Company”) is pleased to announce the engagement of Jennings Capital Inc. and Raymond James Ltd., (the “Agents”) to complete a private placement, on a best efforts Agency basis, of up to 17,777,778 Units of the Company to qualified investors at a price of $0.45 per Unit (the “Offering”).  The Offering is scheduled to close no later than February 28, 2005, or such other date as agreed to between the Company and the Agents (the “Closing Date”), for gross proceeds of $8,000,000.  Each Unit is comprised of one common share and one half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.75 per share for a period of two years from the Closing Date subject to the Company’s right to accelerate the expiry date as described below.  The Company will pay a 7% cash commission to the Agents and issue to the Agents warrants (the “Broker Warrants”) entitling them to purchase that number of common shares of the Company as is equal to 7% of the number of Units sold under the Brokered Financing.  The Agents will have the option, exercisable at any time up to 48 hours prior to the Closing Date, to increase the size of the Brokered Financing by up to an additional 4,444,444 Units for additional aggregate proceeds of up to $2,000,000.  The Brokered Financing is subject to regulatory approval.

The shares issued pursuant to this financing are subject to a four month hold period.  If, at any time following the expiry of the hold period, the closing price of the common shares of the Company on the Toronto Stock Exchange is greater than $1.35 for twenty or more consecutive days, the Company may give notice to the holders of the Warrants that the expiry date for exercise of the Warrants has been accelerated in which case the Warrants will expire on the twentieth day following the date of such a notice.

The common shares and warrants that will be issued in connection with this private placement will not be registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

Proceeds from the private placement will be used on the Company’s 100% owned Idaho Cobalt Project for the purposes of completing the permitting process, the bankable feasibility study and for general working capital.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products.  The project is in the advanced mine permitting and bankable feasibility stages of development.  The U.S.A. is a key world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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